GUARANTY AMOUNT AMENDMENT AGREEMENT

TO: LaSalle Bank National Association, as contractual representative for the Lenders, (the "Administrative Agent") under that certain Credit Agreement, dated as of June 11, 2003 (the "Credit Agreement"), by and among Strategic Energy, L.L.C. (the "Borrower"), the financial institutions from time to time parties thereto as lenders (the "Lenders") and the Administrative Agent.

Unless otherwise defined herein, terms defined or used in that certain Limited Guaranty dated as of June 11, 2003 from Great Plains Energy, Incorporated (the "Guarantor") in favor of the Lenders under the Credit Agreement (the "GPE Guaranty") shall have the same meanings in this Guaranty Amount Amendment Agreement.

Upon the Effective Date (as hereinafter defined), the Guarantor amends the GPE Guaranty to increase the Base Guaranty Amount to $40,000,000.00.

The Guarantor hereby represents and warrants that:

(i)   The Guarantor (a) is a corporation duly organized, validly existing and in existence under the laws of the jurisdiction of its organization, (b) is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which failure to be so qualified and in good standing could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), operations, performance, properties or prospects of the Guarantor, and (c) has all requisite corporate power and authority to own, operate and encumber its property;

(ii)   The Guarantor has the requisite corporate power and authority to execute, deliver and perform this Guaranty Amount Amendment Agreement and any other document required to be delivered by it under the Credit Agreement or the GPE Guaranty, and this Guaranty Amount Amendment Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms;

(iii)   The execution, delivery and performance of this Guaranty Amount Amendment Agreement do not and will not (a) conflict with the Articles of Incorporation or By-Laws of the Guarantor, (b) require any approval of the Guarantor's shareholders except such as has been obtained, and (c) require any approval or consent of any Person or Governmental Authority, or under the terms of any material agreement except as such has been obtained;

(iv)   No Default or Unmatured Default has occurred and is continuing under the Credit Agreement; and

(v)   No Event of Default or GPE Cross Default has occurred and is continuing under the GPE Guaranty.

This Guaranty Amount Amendment Agreement, and the amendment of the GPE Guaranty contemplated thereby, will become effective on the date that all of the following conditions precedent have been met (or waived) as determined by the Administrative Agent in its sole discretion (the "Effective Date"): (i) execution of this Guaranty Amount Amendment Agreement by the Guarantor, the Borrower and the Administrative Agent, (ii) the representations and warranties contained herein shall be true and correct in all respects, and (iii) in the event that the change in the Base Guaranty Amount referenced herein would result in the Borrower being required to make a mandatory prepayment under Section 2.3(B) of the Credit Agreement, the Borrower makes a pre-payment under the Credit Agreement equal to the amount of the mandatory prepayment that would be caused by the change in the Base Guaranty Amount contemplated hereby.

Except as expressly set forth herein, this Guaranty Amount Amendment Agreement shall not be deemed to waive or modify any provision of the GPE Guaranty and, as so modified, the GPE Guaranty is hereby reaffirmed and remains in full force and effect. This Guaranty Amount Amendment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. THIS GUARANTY AMOUNT AMENDMENT AGREEMENT SHALL BE GOVERNED BY, CONSTRUED UNDER AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAW, AS OPPOSED TO THE CONFLICT OF LAWS PROVISIONS, OF THE STATE OF ILLINOIS. This Guaranty Amount Amendment Agreement may be delivered by facsimile and executed in one or more counterparts and by different parties in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all of which counterparts taken together shall constitute but one and the same agreement.

[Signature Page Follows]

GREAT PLAINS ENERGY INCORPORATED

By: /s/Andrea F. Bielsker
Name: Andrea F. Bielsker
Title: Senior Vice President – Finance, Chief
           Financial Officer and Treasurer
Date: July 31, 2003

Acknowledged and Agreed:

STRATEGIC ENERGY, L.L.C.

By: /s/Lee M. McCracken
Name: Lee M. McCracken
Title: Vice President, Finance
Date: 8/4/03

LASALLE BANK NATIONAL ASSOCIATION,
        as Administrative Agent

By: /s/Mark H. Veach
Name: Mark H. Veach
Title: First Vice President
Date: 8/6/03